

MONTANA SECRETARY OF STATE

Return Method: Email

July 13, 2019

LUIGI BOSCHN
1950 S. OCEAN DR.
APT 7L
HALLANDALE BEACH FL 33009

CERTIFICATION LETTER

I, COREY STAPLETON, Secretary of State for the State of Montana, do hereby certify that

LiquidVineyards LLC

filed its Statement of Dissociation with this office and has fulfilled the applicable requirements set forth in law. By virtue of the authority vested in this office, I hereby issue this certificate evidencing the filing is effective on the date shown below.

Certified File Number: C1112562 - 12823448
Effective Date: July 13, 2019

Thank you for being a valued member of the Montana business community. I wish you continued success in your endeavors.

Corey Stapleton
Montana Secretary of State



STATE OF MONTANA

12823448
Montana Secretary of State
Filed: July 13, 2019 08:41 AM
BID: C1112562

Statement of Dissociation

LiquidVineyards LLC (C1112562)

Handling Option Standard Processing

Managers/Members

LLC Managed By Managers

Individual

Name Luigi Boschin

Status Active

Business Mailing Address 619 Victor Drive, Santa Rosa, California, 95401, United States

Individual

Changed

Name Angelo Aldous Jermann

Status Dissociated

Previous Value ~~*Active*~~

Business Mailing Address Via Rava 13, Aldesago, Ticino, 6974, Switzerland

Signature

I have been authorized by the business entity to file this document online.
Yes

I, HEREBY SWEAR AND/OR AFFIRM, under penalty of law, including criminal prosecution, that the facts contained in this document are true. I certify that I am signing this document as the person(s) whose signature is required, or as an agent of the person(s) whose signature is

required, who has authorized me to place his/her signature on this document.
Yes

Name	Luigi Boschn
Position	Member/Manager
Date	07/13/2019

Daytime Contact

Phone	305-877 9192
Email	luigi@me.com